SUBLEASE AGREEMENT

between

RAILWAY HEIGHTS , LP,
a Texas limited liability company
("Sublessor")

and

("Sublessee")

SUMMARY OF BASIC SUBLEASE PROVISIONS

1. **Effective Date of Lease**:   _____

2. **Building:**   8200 Washington Avenue, Houston, Texas 77007

3. **Premises:**   RAILWAY HEIGHTS , being approx. _____ sf

4. **Subleased Premises:**   Approx. _____ sf in the Premises in the approx. location depicted on Exhibit "A".

5.   **Rent Commencement Date: _____**

6.   **Expiration Date:**   Last day of _____ (____th) full calendar month after
   the

   Rent Commencement Date

7. **Term of Lease:**   Effective Date to Expiration Date

8. **Base Rent:** $_____ per month

9. **Percentage Rent:**   6% of Gross Sales per month

10. **Use:**   Operation of a _____

11. **Due on Signing:**   First month's Base Rent and Security Deposit equal to last month's Base Rent

12. **Sublessor's Address:**   8200 Washington Ave.
                                        Houston, Texas 77007

13. **Sublessee's Address:**   _____

                                        _____

<h1 style="text-align:center"><u>SUBLEASE AGREEMENT</u></h1>

THIS SUBLEASE AGREEMENT (the "Sublease") is made and entered into effective as of _____, 20__ ("Effective Date"), between RAILWAY HEIGHTS , LP, a Texas limited partnership ("Sublessor"), and _____ ("Sublessee").

<h2 style="text-align:center"><u>RECITALS:</u></h2>

WHEREAS, the Sublessor (herein referred to as the "Lessee") has entered into a Lease Agreement with _____ (as "Landlord"), for lease of a portion of 8200 Washington, Houston, Texas 77007 ("Building"), which is referred to herein as the "Premises". Sublessor's estate in the Premises derives from the aforesaid Lease Agreement, which is referred to herein as the "Master Lease"; and

WHEREAS, the Sublessor owns and operates the RAILWAY HEIGHTS ("Railway Heights") in the Premises.

WHEREAS, Sublessee desires to operate as a _____ vendor at Railway Heights and sublease _____ square feet out of the Premises ("Subleased Premises") as shown on Exhibit "A", and Sublessor desires to sublease the Subleased Premises to Sublessee, subject to the terms, provisions and conditions contained in this Sublease, including all exhibits hereto.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for other good and valuable consideration, the receipt of which is acknowledged, the parties hereby agree as follows:

<h3 style="text-align:center">1. <u>SUBLEASED PREMISES</u></h3>

Sublessor leases to Sublessee, and Sublessee leases and takes from Sublessor, the Subleased Premises described above.

<h3 style="text-align:center">2. <u>TERM</u></h3>

The Term of this Sublease shall commence on the Effective Date and will terminate (unless sooner terminated as hereafter set out, or as provided under the Master Lease) on the last day of the _____ (__th) calendar month following the Rent Commencement Date.

<h3 style="text-align:center">3. <u>RENT</u></h3>

Sublessee shall pay to Sublessor, as "Rent" hereunder, commencing _____ ("Rent Commencement Date"), and payable in advance, on the first day of each month thereafter, through the entire Term of this Sublease, the sum of _____per month ("Base Rent") <u>plus</u> __ percent (6%) of Gross Sales per month ("Percentage Rent"). Percentage Rent shall be paid monthly based on the preceding month's Gross Sales. Percentage Rent owed for the last month of the Term shall be due within five (5) days of the Expiration Date. For purposes of this Section, "Gross Sales" shall mean all sales at, on, or from any part of the Subleased Premises, the

Premises, and Building and the charges for all services of any sort sold or performed in, at, or from any part of the Subleased Premises, the Premises, and Building. At the same time when Rent is due, Sublessee shall deliver to Sublessor a statement of Gross Sales. Sublessee shall have the right to audit, at Sublessee's cost, Sublessee's statement of Gross Sales.

4. CONDITION OF SUBLEASED PREMISES

Sublessor shall not be liable to Sublessee, or any of Sublessee's agents, employees, representatives or invitees, for any damage to persons or property due to the design or condition of the Subleased Premises. Sublessee has inspected the Subleased Premises, and the Sublessee is satisfied with the condition thereof, and all portions thereof and systems therein contained, and the Sublessee further acknowledges that the Sublessor has made no warranties or representations with respect to the Subleased Premises or the condition thereof except as expressly set out in this Sublease. The Sublessee shall take the Subleased Premises in its "AS IS, WHERE IS" condition with all faults, and Sublessor has not made, and Sublessee acknowledges that Sublessor disclaims, all warranties and representations with respect to the Subleased Premises and the condition thereof including, without limitation, the physical condition thereof, the suitability, habitability, or fitness for any particular purpose. Further, Sublessee agrees, with respect to itself, its agents, employees, representatives and invitees, to assume all risk and damage to persons and property, either proximate or remote, by reason of the present or future condition of the Subleased Premises. Sublessee hereby agrees to indemnify and hold Sublessor (and Landlord) harmless from and against any and all suits, claims, damages, costs and causes of action of every kind by reason of any breach, violation or nonperformance of any term on the part of Sublessee under this Sublease. Additionally, Sublessee shall indemnify and hold Sublessor (and Landlord) harmless from and against all claims, actions, damages, liabilities, costs and expenses asserted against Sublessor (or Landlord) on account of injuries to persons or damage to property to the extent that any such damage or injury may be caused, either proximately or remotely, by any act or omission whether negligent or not of Sublessee or any of Sublessee's agents, employees, representatives, contractors, patrons or invitees or of any other person entering upon the Premises under or with Sublessee's express or implied invitation, or if any such injury or damage may in any other way arise out of the occupancy or use by Sublessee, its agents, employees and invitees of the Subleased Premises. This paragraph is for the benefit of Sublessor (and Landlord) and no right of action will accrue under this paragraph to any third party by way of subrogation or otherwise.

5. USE

The Subleased Premises shall be used and occupied only for the operation of a _____, and for no other purpose. Sublessee agrees to serve those menu items set forth on Exhibit "B", which shall be a part hereof for all purposes. Upon Sublessor's demand, Sublessee shall immediately remove from sale any times which do not have Sublessor's prior written approval, or which, in Sublessor's reasonable judgment, do not meet minimum standards for Railway Heights, or which, in Sublessor's reasonable judgment, are competitive with other sublessees at Railway Heights. Sublessee shall comply with all local, state, and federal laws, rules and regulations applicable to its operations and the conduct of its business in the Subleased Premises and will further comply with all worker's compensation, occupational and non-occupational disability laws and any statutory requirements with respect to health and welfare benefits for its employees that are imposed upon it during the Term of the Sublease. Sublessee will control, to Sublessor's satisfaction, any type of offensive or noxious odors associated with the operation of Sublessee's business, and will confine such odors to the interior portion of the Subleased Premises and will not permit such odors to escape therefrom. Sublessee binds and obligates itself to occupy and use the entire Subleased Premises continuously during the entire Term of this Sublease six (6) days per week during operating business hours for Railway Heights. Sublessor shall be responsible, for the removal of trash and rubbish. In the event Sublessee has an unusually high volume of trash, Sublessor reserves the right to charge for excess trash bags.

6. VENDOR HANDBOOK

Sublessee shall comply with the Vendor Handbook attached hereto as Exhibit "C," and made a part hereof for all purposes, which may be reasonably changed or amended, at any time, by Sublessee to promote a safe, orderly and first-class establishment at the Premises. All references to "Vendor" in the Vendor Handbook shall mean and refer to Sublessee.

7. UTILITIES

Sublessor shall supply all water, sanitary sewer, gas, electricity and other utilities used in the Subleased Premises. However, should usage become unusually high as determined by Sublessor, Sublessor reserves the right to sub-meter usage, and charge Sublessee its share of utilities. No interruption or malfunction of any utility services shall constitute an eviction or disturbance of Sublessee's use and possession of the Subleased Premises or a breach by Sublessor of any of its obligations hereunder.

8. REPAIRS AND MAINTENANCE

Sublessor (or Landlord) will repair and maintain only the following portions of the Subleased Premises: roof (exclusive of flashing around the rooftop air conditioning unit); structural portions of the Subeased Premises (consisting only of the foundation and members supporting the roof); and any utility lines (sewer, water, gas or electrical) located outside the boundaries of the Subleased Premises that serve other premises in common with the Subleased Premises. If, however, damage to any of the foregoing is caused by the acts or omissions of Sublessee, its agents, contractors, employees, customers or invitees, or any burglar, vandal, or unauthorized entrant, then notwithstanding the provisions of this Section, Sublessee shall bear the cost of such repairs.

All maintenance, repair and replacements, other than those required to be made by Sublessor (or Landlord) above, will be made by Sublessee at Sublessee's cost and expense.

Sublessee will not commit waste but will maintain the Subleased Premises in a clean, attractive condition and in good repair, and shall also keep adjacent areas clean. Upon termination of this Sublease, Sublessee will surrender the Subleased Premises to Sublessor in broom-clean condition and in the same condition in which they existed at the commencement of this Sublease, excepting only ordinary wear and tear, damage arising from acts of God, and any damage required hereunder to be repaired by Sublessor. Upon termination, Sublessee will also surrender to Sublessor all keys to the Subleased Premises.

9. ALTERATIONS

Sublessee shall make no alterations to the Subleased Premises without notice to Sublessor, and without the express prior written consent of Sublessor and Landlord, which consent shall not be unreasonably withheld.

Sublessee shall remove only "Removable Trade Fixtures", as hereinafter defined, (excluding all components of the HVAC system, pipes, paneling or other wall covering or floor covering), and, in addition to other applicable provisions of this Lease regarding such removal, the following shall apply: (1) such removal must be made prior to the termination of the term of this Sublease; (2) Sublessee must not be in default of any obligation or covenant under this Lease at the time of such removal; and (3) such removal must be effected without damage to the Subleased Premises, the Leased Premises or the Building and Sublessee must promptly repair all damage caused by such removal. For the purposes hereof, the phrase "Removable Trade Fixtures" means the following: all of Sublessee's signs, tables, chairs, desks, racks, merchandisers and displayers, standards, wall brackets, hang-rods, shelves, mirrors, marking equipment, cash registers and other business machines.

All plumbing, or electrical wiring connections exposed as a result of the removal of Sublessee's Removable Trade Fixtures, or other alterations, additions, fixtures, equipment and property installed or placed by it in the Subleased Premises (if such removal is so requested by Sublessor) shall be capped by Sublessee in a safe and workmanlike manner.

Sublessee shall pay the full amount of all taxes, assessments, impositions, levies, charges, excises, fees, licenses and other sums levied, assessed, charged or imposed by any governmental authority or other taxing authority upon Sublessee's leasehold interest under this Sublease and all alterations, additions, fixtures (including Removable Trade Fixtures), inventory and other property installed or placed or permitted at the Subleased Premises by Sublessee. Within thirty (30) days after notice from Subessor, Sublessee shall furnish Sublessor a true copy of receipts evidencing such payment received by Sublessee from the governmental authority or other taxing authority assessing such charges.

Sublessee shall not permit any lien or claim to be attached or filed to or against the Premises, and shall promptly [not less than five (5) days after notice thereof] cause any lien claim against the Premises to be released in full. Sublessee shall give Sublessor immediate written notice of the recording of any lien against the Premises arising out of any work done or claimed to be done at the direction of Sublessee.

10. SIGNS

Sublessee shall be responsible for the costs and installation of premises standard signs of which the Subleased Premises are a part. Sign plans shall be prepared by Sublessee and submitted to Sublessor for Sublessor's prior written approval. Except as approved by Sublessor in writing,

{RAI010/00001/1442307.DOC;1/JDS }

no sign, placard or advertisement, or exterior or interior sign shall be placed without Sublessor's written approval.

11. ASSIGNMENT AND SUBLETTING

Sublessee shall not assign this Sublease or sublease the Subleased Premises or any part thereof or mortgage, pledge or hypothecate its leasehold interest or grant any concession or license within the Subleased Premises. This prohibition against assigning or subletting shall be construed to include a prohibition against any assignment or subletting by operation of law.

12. INSURANCE

Sublessee will take out and maintain, at its sole cost and expense, commercial general liability insurance coverage in a minimum amount of $2,000,000.00 combined single limit and shall include products liability coverage. Such policy shall name Landlord, Sublessor (and any of its affiliates, subsidiaries, successors and assigns designated by Sublessor) and Sublessee as the insureds. Such policy shall be in a form and with a company acceptable to Sublessor and shall be endorsed so as to be non-cancellable with respect to Sublessor and not subject to material change except upon thirty (30) days prior written notice to Sublessor.

13. FIRE AND DESTRUCTION OF PREMISES

If at any time during the Term of the Sublease, the Subleased Premises, the Premises or any portion of the Building should be destroyed or damaged by fire or other casualty, Sublessor (and Landlord) shall have the election to repair and reconstruct the damaged portion of the Subleased Premises, Premises and/or the Building to substantially the condition which existed at the time of Sublessor's tender of possession of the Subleased Premises to Sublessee (with the exception of replacement of the floor covering) or alternatively, to cancel this Sublease. Sublessor will notify Sublessee of its election within sixty (60) days after receipt of written notice from Sublessee of such damage or destruction.

In any circumstances described above where Sublessor elects to repair and restore the Subleased Premises or Premises, this Sublease shall continue in full force and effect, and such repairs will be made by Sublessor (or Landlord) within a reasonable time thereafter, subject to delays caused by governmental restrictions, strikes, lockouts, shortages of labor or material, acts of God, war or civil commotion, fire, unavoidable casualty, inclement weather or any other cause beyond the control of Sublessor (all of the aforesaid causes for delay being herein sometimes referred to as "Force Majeure"). Rent shall abate proportionately during the period and to the extent that the Subleased Premises are unfit for use by Sublessee and not actually used by Sublessee in the ordinary conduct of its business.

14. TAXES

Sublessee shall pay all occupational licenses, permit fees and taxes required or levied as an incident of its operation in the Subleased Premises and will pay all taxes provided for in the Master Lease (as applicable to the Subleased Premises) and all taxes levied on Sublessee's personal property, sales, payroll or income and all sales or use taxes imposed on the Rent and will hold Sublessor harmless therefrom.

15. DEFAULT, REMEDIES, AND DAMAGES

Each of the following acts or omissions of Sublessee or occurrences shall constitute an "Event of Default":

(a)   Failure or refusal by Sublessee to timely pay Rent or any other sum when due hereunder; or

(b)   Failure or refusal by Sublesse to comply with the obligations of Sublessor set forth in Section 5 and/or Section 11 of this Sublease; or

(c)   Failure or refusal by Sublessee to comply with any rules or obligations as addressed in Vendor Handbook (Exhibit "C"); or

(d)   Failure or refusal by Sublessee to timely perform or observe any other covenant, duty or obligation of Sublessee under this Sublease; provided, however, notwithstanding the occurrence of such Event of Default, Sublessor shall not be entitled to exercise any of the remedies provided for in this Sublease or by law unless such Event of Default continues beyond the expiration of thirty (30) days following notice to Sublessee of such Event of Default; or

(e)   Abandonment or vacating of the Subleased Premises or any significant portion thereof.

If and whenever any Event of Default shall occur, Sublessor may, at its option, in addition to all other rights and remedies given hereunder or by law or equity, do any one or more of the following:

(1)   Fine the Sublessee up to $500 per occurrence;

(2)   Terminate this Sublease or Sublessee's right to possession of the Subleased Premises, in either event, Sublessee shall immediately surrender possession of the Subleased Premises to Sublessor;

(3)   Enter upon and take possession of the Subleased Premises and expel or remove Sublessee and any other occupant therefrom, with or without having terminated the Sublease;

(4)   Alter locks and other security devices at the Subleased Premises as provided under State law.

Exercise by Sublessor of any one or more remedies hereunder granted or otherwise available shall not be deemed to be an acceptance of surrender of the Subleased Premises by

Sublessee, whether by agreement or by operation of law, it being understood that such surrender can be effected only by the written agreement of Sublessor and Sublessee. Upon the occurrence of an Event of Default, Sublessor shall not be obligated to give any notice (written or oral) regarding Sublessor's exercise of any remedies hereunder. Sublessee hereby waives (to the extent legally permissible) any and all notices otherwise required under statutory or common law. If Sublessee should fail to make any payment or cure any default hereunder within the time herein permitted, Sublessor, without being under any obligation to do so and without thereby waiving such default, may make such payment and/or remedy such other default for the account of Sublessee (and enter the Subleased Premises for such purpose), and thereupon Sublessee shall be obligated to, and hereby agrees to pay Sublessor, upon demand, all costs, expenses and disbursements incurred by Sublessor in taking such remedial action.

In the event Sublessor elects to terminate this Sublease by reason of an Event of Default or in the event Sublessor elects to terminate Sublessee's right to possession of the Subleased Premises without terminating this Sublease, Sublessor may hold Sublessee liable for all rent and other indebtedness accrued to the date of such termination, plus such future rent and other indebtedness as would otherwise have been required to be paid by Sublessee to Sublessor during the balance of the term of the Sublease had Sublessor not elected to terminate the Sublease or Sublessee's right to possession. In case of an Event of Default, Sublessee shall also be liable for and shall pay to Sublessor at Houston, Harris County, Texas, in addition to any sum provided to be paid above: broker's fees incurred by Sublessor in connection with reletting the whole or any part of the Subleased Premises; the costs of removing and storing Sublessee's or other occupant' s property; the costs of repairing, altering, remodeling or otherwise putting the Subleased Premises into condition acceptable to a new Sublessee, and all reasonable expenses incurred by Sublessor in enforcing Sublessor's remedies.

In the event, and only in the event, that (despite such waiver and contrary to the intent of the parties hereunder) state law requires Sublessor to attempt to mitigate damages, Sublessor and Sublessee agree that any such duty to attempt to mitigate shall be satisfied and Sublessor shall be conclusively deemed to have used objectively reasonable efforts to relet the Subleased Premises by doing the following: (a) posting a "For Lease" sign on the Subleased Premises, and (b) advising Sublessor's leasing staff of the availability of the Subleased Premises.

If Sublessor receives any payments from the reletting of the Subleased Premises and is required to mitigate damages under applicable state law (despite the intent of the parties hereunder), any such payments shall first be applied to any costs or expenses incurred by Sublessor as a result of Sublessee's Event of Default under the Sublease as set forth above, and in no event shall Sublessee be entitled to any excess of rent (or rent plus other sums) obtained by reletting over and above the rent herein reserved.

In the event that Sublessor has to pursue any of its rights or remedies under this Sublease, Sublessor shall be entitled to recover from Sublessee all reasonable costs incurred by Sublessor in attempting to collect such sum, including reasonable attorneys' fees, which shall not be less than fifteen percent (15%) of all such sums owing by Sublessee to Sublessor.

In the event of any default by Sublessee, Sublessor's exclusive remedy shall be an action for damages.

Sublessee hereby waiving the benefit of any laws granting it a lien upon the property of Sublessor and/or upon rent due Sublessor, but prior to any such action Sublessee will give Sublessor written notice specifying such default with particularity, and Sublessor shall thereupon have a reasonable period, but in no event less than thirty (30) days, in which to commence to cure any such default. Unless and until Sublessor fails to commence to cure any default after such notice or having so commenced thereafter fails to exercise reasonable diligence to complete such curing, Sublessee shall not have any remedy or cause of action by reason thereof. All obligations of Sublessor hereunder will be binding upon Sublessor only during the period of its possession of the Building and not thereafter.

If any payment of Rent or any other sum due from Sublessee under this Sublease shall not be received by Sublessor when due, then, in addition to such required payment, Sublessee shall also pay to Sublessor a "Late Charge" equal to five cents ($0.05) for each One Dollar ($1.00) so past due. Acceptance of such Late Charge by Sublessor shall not constitute a waiver of Sublessee's default with respect to any such past due amounts, nor prevent Sublessor from exercising any other rights and remedies granted to Sublessor under this Lease or at law or in equity.

To secure the payment of all rent due and to become due hereunder and the faithful performance of this Sublease by Sublessee and to secure all other indebtedness and liabilities of Sublessee to Sublessor now existing or hereafter incurred, Sublessee hereby gives to Sublessor an express first and prior contract lien and security interest on all property (including fixtures, equipment, chattels and merchandise) which may be placed in the Subleased Premises, and also upon all proceeds of any insurance which may accrue to Sublessee by reason of destruction of or damage to any such property. All exemption laws are hereby waived in favor of said lien and security interest and in favor of Sublessor's statutory lien. This lien and security interest may be foreclosed with or without court proceedings by public or private sale provided Sublessor gives Sublessee at least ten (10) days' notice of the time and place of said sale, and Sublessor shall have the right to become the purchaser, upon being the highest bidder at such sale. Sublessee hereby authorizes the filing of a National Uniform Commercial Code Financing Statement so that when properly filed, the security interest hereby given shall thereupon be perfected. Sublessor shall, in addition to all of its rights hereunder, also have all of the rights and remedies of a secured party under the Uniform Commercial Code of the state in which the Subleased Premises are located.

16. **MISCELLANEOUS**

A.   SECURITY DEPOSIT.   Sublessee will, promptly upon execution of this instrument, pay to Sublessor a Security Deposit equal to the last month of Base Rent, if any, which may be commingled by Sublessor with its other funds and which shall be received and held by Sublessor without liability for interest as security for the faithful performance of all of the terms and provisions of this Sublease by Sublessee, including the obligation to pay Rent.

B.   ACCESS. Sublessor and its agents or employees may, at any time, enter the Subleased Premises to inspect the same, to perform any service or maintenance, provided the business of Sublessee shall be interfered with as little as is reasonably practicable in connection therewith. Sublessee waives any claim for damages for any injury or inconvenience to or interference with Sublessee's business, any loss of occupancy or quiet enjoyment of the Subleased Premises, or any other loss occasioned by Sublessor's entry into the Subleased Premises in accordance with this Section. Sublessor shall at all times have a key or other applicable means of entrance to the Subleased Premises. Sublessor may use any means which it deems proper to open any door in an emergency, without liability therefor.

C. **WAIVER.** Nothing herein contained or the failure on the part of Sublessor to strictly enforce any of the terms or provisions hereof or the acceptance of Rent shall operate as or be deemed a waiver by Sublessor of any such terms or provisions of any part of this Sublease, or of any rights which may accrue to Sublessor by reason of the failure or neglect of Sublessee to comply with the terms and provisions of this Sublease on Sublessee's part to be kept, observed and performed.

D. **LIMITATION OF LIABILITY.** The liability of Sublessor to Sublesse for any default by Sublessor under the terms of this Sublease shall be limited to Sublessee's actual direct, but not consequential, damages therefor (Sublessee hereby waiving any and all claims against Sublessor for punitive or consequential damages) and shall be recoverable solely from the interest of Sublessor in the Premises, and Sublessor shall not be personally liable for any deficiency. To the extent permitted by law, neither Sublessor nor Sublessor's agents, representatives or employees, nor any member of any joint venture, partnership, tenancy-in-common, pension fund, association or other form of joint ownership that forms Sublessor, shall have any personal liability under this Sublease, it being agreed that Sublessee will look solely to the interest of Sublessor in the Premises, as provided above, for the satisfaction of any and all of Sublessee's rights and remedies under this Sublease, and neither Sublessor nor Sublessor's agents, representatives or employees, nor any member of any joint venture, partnership, tenancy-in-common, pension fund, association or other form of joint ownership that forms Sublessor, shall be personally liable for any damages or deficiency. Sublessor's reservation of rights under this Sublease, such as to enter upon or maintain the Premises, shall not be deemed to create any duty on the part of Sublessor to exercise any such right. Sublessor expressly advises Sublessee that Sublessor's intention is that Sublessee shall have full responsibility for, and shall assume all risk to, persons and property while in, on or about the Subleased Premises

E. **CUMULATIVE REMEDIES.** The various rights and remedies of Sublessor and Sublessee contained in this Sublease will be construed as cumulative and no one of them will be exclusive of any other or any legal or equitable remedy which Sublessor or Sublessee might otherwise have in the event of breach or default.

F. **AMENDMENT.** This Sublease may be amended or modified only by a writing duly authorized and executed by both Sublessor and Sublessee.

G. **MERGER.** This Sublease covers the entire agreement between Sublessor and Sublessee with respect to the Subleased Premises, and it is not based on any other covenant, condition, promise, representation or warranty of either party.

H.   **CONFIDENTIALITY.**   Sublessee agrees to keep the terms of this Sublease confidential and shall not disclose the terms and conditions of this Sublease to any other person or entity without the prior written consent of the Sublessor. This clause shall survive the expiration of this Sublease.

I.   **NON-CIRCUMVENTION.**   Sublessee shall not, at any time during the Term of the Sublease, and for a period of twenty-four (24) months after the expiration or earlier termination of this Sublease, for any reason, circumvent, contact, deal with in any manner, attempt to do business with and/or do business with the then owner of the Building. Should Sublessee violate this clause, such act shall be an event of default under the Sublease, and Sublessor shall be allowed all such remedies under this Sublease and applicable law and equity, including without limitation, injunctive relief.

J.   **NO RECORDATION.**   Sublessee shall not record this Sublease, or any memorandum thereof; and any such recording (or attempted recording) shall be deemed an Event of Default under this Sublease.

K.   **HOLDING OVER.**   If Sublessee should remain in possession of the Subleased Premises after the expiration of the term of this Sublease, then Sublessee shall be deemed to be occupying the Subleased Premises as a Sublessee from month-to-month, subject to all the covenants and obligations of this Sublease, except that as liquidated damages by reason of such holding over, the monthly amounts payable by Sublessee under this Sublease shall be increased to two hundred percent (200%) of the monthly amounts payable in the last month of the stated term.

L.   **NOTICE.**   Any notice which may or shall be given under the terms of this Sublease shall be in writing and shall be either delivered to the Notice Address of either Sublessor or Sublessee, by hand or sent by United States Registered or Certified Mail, adequate postage prepaid. For purposes of the calculation of various time periods referred to herein, notice delivered by hand shall be deemed received when delivered to the place for giving notice to a party referred to above and notice mailed in the manner provided above shall be deemed completed upon the earlier to occur of (i) actual receipt as indicated on the signed return receipt, or (ii) three (3) days after posting as herein provided. Finally, any written notice addressed as provided hereinabove and actually received by the addressee, shall constitute sufficient notice for all purposes under this Sublease.

[SIGNATURE PAGE FOLLOWS]

EXECUTED on this the _____ day of _____, 201__, but effective as of the Effective Date.

SUBLESSOR:

RAILWAY HEIGHTS , LP
a Texas limited partnership

By: _____

Name: _____

Title: _____

SUBLESSEE:

_____

By: _____

Name:

"EXHIBIT A"

Subleased Premises

"<u>EXHIBIT B</u>"

Menu

"<u>EXHIBIT C</u>"

Vendor Handbook

[ATTACHED]